Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 1, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

On June 22, 2015, Amro Albanna, the Chief Executive Officer of ieCrowd, posted the following text on LinkedIn:

First Crowd Financed NASDAQ IPO & Invitation to Bell Ringing

Before you read on, please know that this post is not a generic post – it’s for the purpose of raising awareness for our company's planned NASDAQ IPO and the unique approach we are taking.

Too many discoveries that have the potential to save lives and create economic opportunities, will never see the light of day. This is true even for innovations developed at top-tier research institutions. One of the primary reasons for that is often scientists and researchers are simply not interested in the business of commercializing innovations. In other cases they may simply find it too difficult.

Our company ieCrowd identifies and seeks to commercialize life and health innovations developed by research institutions. Our current innovations range from Kite, which is being designed to block mosquitoes from detecting and biting humans, to Nuuma, a nano-based electronic nose that could enable your cell phone to detect (smell) hazardous gases and air pollution, to others related to head pain (including migraines) and sleep disorders. Please watch the video at the link below to see examples of partners worldwide who became involved in ieCrowd in support of its mission.

Taking untapped innovations on one at a time would not do justice to the need or to the urgency. So from day one we knew we would have to build a new collaborative model – a Collaborative Economy model – that opens the doors to everyone so more people can participate.  I believe increasing ownership and involvement in the new Innovation Economy is critical.  In order to accomplish this goal, our team has been working to make ieCrowd's IPO available to the public in a new and different way, by using the BANQ online investment platform, which is available to investors nationwide.  This is a fundamentally different approach to how most IPOs are done. We want everybody to have the opportunity to be a part of the process by which innovations go to market. We will also invite all of ieCrowd stakeholders to the bell ringing event in Times Square.

For more information about our IPO and ieCrowd please visit www.BANQ.co/ieCrowd.

This is not an offer to sell, or a solicitation of an offer to buy, any securities. ieCrowd has filed a registration statement (including a prospectus) with the SEC for the initial public offering of ieCrowd securities. Before you invest, you should read the prospectus and other documents ieCrowd has filed with the SEC. You can get these documents for free by visiting EDGAR at SEC.gov or by calling, toll-free, 1-800-304-6994.